

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 29, 2013

Via E-mail
Ms. Christie B. Kelly
Executive Vice President and Chief Financial Officer
Duke Realty Corporation
600 East 96th Street, Suite 100
Indianapolis, IN 46240

RE: **Duke Realty Corporation and Duke Realty Limited Partnership**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 1-09044 and 0-20625

Dear Ms. Kelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Leasing/Capital Costs, page 41

1. During our 2011 10-K review we issued a comment requesting more disclosure regarding capitalized overhead costs. We note that you have added disclosure as a footnote to a table on page 32 demonstrating the year-to-year change in general and administrative expense. In future filings, in order to give greater prominence to this disclosure, please include discussion of total payroll costs and other indirect costs that are capitalized and the overall percentage of total overhead costs capitalized as part of the disclosure under this heading.

2. In future filings please revise your chart that shows second generation capital expenditures to also include capitalized expenditures related to development of real estate investments ($264,755) and other deferred leasing costs ($27,772). As a narrative below that chart show the total overhead costs (soft costs) that are capitalized such as payroll

and benefits, other indirect costs such as information technology costs and travel and interest costs.

3. In addition please provide a fluctuation analysis of your capitalized expenditures by type (see comment above) and also disclose expectations for the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief